Exhibit 99.1

MIND CTI Reports First Quarter 2025 Results

Yoqneam, Israel, May 6, 2025 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications (UC) analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its first quarter ended March 31, 2025.

The following will summarize our major achievements in the first quarter of 2025, as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $5.0 million, compared with $5.8 million in the first quarter of 2024.

●	Operating income was $0.4 million, or 7% of total revenues, compared with $1.2 million, or 22% of total revenues in the first quarter of 2024.

●	Net income was $0.5 million, or $0.02 per share, compared with $1.3 million, or $0.07 per share in the first quarter of 2024.

●	Cash flow from operating activities was $0.7 million, compared with $0.9 million in the first quarter of 2024.

●	Cash position was $14.9 million as of March 31, 2025 (before the dividend distribution of $4.5 million in April 2025).

Ariel Glassner, MIND CTI’s Chief Executive Officer, commented: “The year-over-year revenue decrease was due to our messaging segment, which enjoyed a temporary positive impact of large customer campaigns in Q1 2024, and a decrease in our customer care and billing segment. The decline in operating income is mainly attributed to an allowance for credit loss of a specific customer and to costs related to the Aurenz acquisition, which was completed this quarter.

“As previously announced, multiple factors are expected to negatively impact our revenue and income from our customer care and billing software, which we already started to experience in Q1 2025. In addition, we plan to continue to invest in potential growth initiatives, which are not expected to bear fruit this year. Accordingly, we expect a significant negative impact on our 2025 revenues, net income and dividend distribution.

“We have a strong cash position and ongoing positive cash flow. We believe that our initiatives are the right steps to take in seeking to preserve our current business and grow in the future.”

Revenue Distribution

Revenues in Europe represented 61% (including the messaging segment revenues in Germany, which represented 35%), the Americas represented 33%, and the rest of the world represented 6% of total revenues.

Revenues from our customer care and billing software were $2.5 million, or 50% of total revenues, enterprise messaging and payment solutions were $1.7 million, or 35%, and enterprise call accounting software were $0.8 million (including the full quarter revenues of Aurenz), or 15% of total revenues.

Revenues from maintenance and additional services were $4.8 million, or 96% of total revenues, while licenses were $0.2 million, or 4% of total revenues.

Dividend Distribution

As previously announced, the Board declared on March 4, 2025 a gross dividend of $0.22 per share, with tax being withheld at a rate of 20%.

The dividend of approximately $4.5 million is presented in our balance sheet as of March 31, 2025, among other current liabilities. The distribution and the impact on our cash position occurred in Q2 2025.

AGM and Board of Directors Update

The Company held its Annual General Meeting of Shareholders on May 6, 2025, and all the proposed resolutions were approved.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months
	Ended March 31,
	2025	2024
	U.S. dollars in thousands (except per share data)

REVENUES	$4,996	$5,765
COST OF REVENUES	2,487	2,974
GROSS PROFIT	2,509	2,791
OPERATING EXPENSES:
Research and development	894	882
Selling and marketing	356	315
General and administrative	889	351
Total operating expenses	2,139	1,548
OPERATING INCOME	370	1,243
FINANCIAL INCOME, net	174	188
INCOME BEFORE TAXES ON INCOME	544	1,431
TAXES ON INCOME	54	97
NET INCOME	$490	$1,334

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.02	$0.07

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,387	20,205
Diluted	20,604	20,520

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2025	2024
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,331	$4,452
Short-term bank deposits	11,386	11,108
Marketable securities	194	193
Accounts receivable, net	2,414	2,498
Other current assets	620	493
Prepaid expenses	323	175
Total current assets	18,268	18,919

NON-CURRENT ASSETS:
Accounts receivable, net	36	448
Severance pay fund	2,355	2,346
Deferred income taxes	125	108
Property and equipment, net	163	156
Right-of-use assets, net	812	861
Intangible assets, net	1,709	135
Goodwill	9,392	7,729
Total assets	$32,860	$30,702

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$733	$769
Other current liabilities and accruals	6,379	1,469
Current maturities of lease liabilities	187	188
Deferred revenues	1,280	849
Total current liabilities	8,579	3,275

LONG-TERM LIABILITIES:
Deferred revenues	292	108
Lease liabilities, net of current maturities	602	637
Accrued severance pay	2,355	2,346
Deferred income taxes	513	40
Total liabilities	12,341	6,406

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,896	27,904
Accumulated other comprehensive loss	(1,032)	(1,207)
Accumulated deficit	(5,584)	(1,572)
Treasury shares	(815)	(883)
Total shareholders’ equity	20,519	24,296
Total liabilities and shareholders’ equity	$32,860	$30,702

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months
	Ended March 31,
	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$490	$1,334
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	74	48
Deferred income taxes, net	(33)	(13)
Accrued severance pay	14	6
Unrealized loss (gain) from marketable securities, net	(1)	(1)
Employees share-based compensation expenses	58	64
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	672	(237)
Increase in other current assets	(87)	(87)
Increase in prepaid expenses	(133)	(114)
Increase (decrease) in accounts payable	(85)	133
Decrease in other current liabilities and accruals	(302)	(106)
Change in operating lease liability	13	(4)
Increase (decrease) in deferred revenues	5	(146)
Net cash provided by operating activities	685	877

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5)	-
Acquisition of a subsidiary	(1,533)	-
Severance pay funds	(14)	(11)
Proceeds from redemption of (investment in) short-term bank deposits	(271)	933
Net cash provided by (used in) investing activities	(1,823)	922

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	17	(13)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,121)	1,786
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,452	2,958
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,331	$4,744

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